Marex Group plc announces strong results for first quarter of 2025

NEW YORK, 15 May 2025 (GLOBE NEWSWIRE) – Marex Group plc (‘Marex’ or the 'Group’; Nasdaq: MRX) a diversified global financial services platform, providing essential liquidity, market access and infrastructure services to clients in the energy, commodities and     financial markets, today reported financial results for the first quarter ('Q1 2025').

Ian Lowitt, Group Chief Executive Officer, stated, “Robust levels of client activity across our businesses and positive market conditions led to a strong performance in the first quarter of the year. Adjusted profit before tax grew 42% year-on-year, driven by strong revenue growth in all our business segments. This reflects the continued successful execution of our strategy to expand our geographic footprint and product capabilities, growing our client base, increasing diversification and driving greater earnings resilience. In early April, we experienced some very high-volume days which we processed successfully, reflecting the operational resilience of our platform. We maintained record levels of liquidity and remained disciplined in managing our risk while supporting our clients. We were also delighted with the strong demand from investors for our second follow-on equity offering in challenging markets, further increasing our public float, as well as another successful debt issuance, further diversifying our sources of funding and increasing our liquidity position."

Financial and Operational Highlights:
–Strong Q1 performance: Robust client activity and positive market conditions drove 42% growth in Adjusted Profit before Tax1 to $96.3 million
–Revenue increased by 28% to $467.3m with strong revenue growth across all our business segments
–Agency and Execution in particular increased revenue by 42% to $239.5m, driven by growth in Securities revenues across asset classes and continued build-out of Prime Services, as well as strong growth in the Energy business
–April market conditions: At the start of April, we experienced highly elevated volumes which have since returned to more normalised levels. Our ability to process these volumes demonstrates the operational resilience of the firm and scalability of our platform. We also maintained record levels of liquidity and remained disciplined in managing our risk while supporting our clients
–Executed growth strategy: Aarna Capital acquisition completed at the end of March, growing our Clearing presence in the Middle East, as we continued to diversify our platform and drive greater earnings resilience
–Successful secondary equity placement: Significantly oversubscribed transaction resulted in existing shareholders placing an upsized 11.8 million shares with institutional investors in April, further increasing public float to approximately 70%
–Prudent approach to capital and funding: Successfully issued $500 million 3-year senior unsecured notes in May, further diversifying our funding sources while maintaining a strong capital and liquidity position
–Dividend: Q1 2025 dividend increased to $0.15 per share, to be paid in the second quarter of 2025

Financial Highlights: ($m)	3 months ended 31 March 2025	3 months ended 31 March 2024	Change

Revenue	467.3	365.8	28%
Profit Before Tax	98.0	58.9	66%
Profit Before Tax Margin (%)	21%	16%	500 bps
Profit After Tax	72.5	43.6	66%
Profit After Tax Margin (%)	16%	12%	400 bps
Return on Equity (%)	29%	23%	600 bps
Basic Earnings per Share ($)[2]	0.98	0.60	63%
Diluted Earnings per Share ($)[2]	0.92	0.56	64%

Adjusted Profit Before Tax[1]	96.3	67.7	42%
Adjusted Profit Before Tax Margin (%)[1]	21%	19%	200 bps
Adjusted Profit after Tax Attributable to Common Equity[1]	68.2	48.9	39%
Adjusted Return on Equity (%)[1]	30%	29%	100 bps
Adjusted Basic Earnings per Share ($)[1,2]	0.97	0.74	31%
Adjusted Diluted Earnings per Share ($)[1,2]	0.91	0.69	32%
1.These are non-IFRS financial measures. See Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for additional information and for a reconciliation of each such non-IFRS measure to its most directly comparable IFRS measure. The Group changed the labelling of its non-IFRS measures during 2024 to better align to the equivalent IFRS reported metric and enhance transparency and comparability.
2. Weighted average number of shares have been restated as applicable for the Group's reverse share split (refer to Appendix 1 for further detail).

Conference Call Information:
Marex’s management will host a conference call to discuss the Group's financial results today, 15 May 2025, at 9am Eastern Time.
A live webcast of the call can be accessed from Marex’s Investor Relations website. An archived version will be available on the website after the call. To participate in the Conference Call, please register at the link here:
https://edge.media-server.com/mmc/p/zudci4bx/

Enquiries please contact:
Marex
Investors - Adam Strachan
+1 914 200 2508 / astrachan@marex.com
Media - Nicola Ratchford, Marex / FTI Consulting US / UK
+44 7786 548 889 / nratchford@marex.com / +1.716.525.7239 / +44 7976870961 | marex@fticonsulting.com

Financial Review
The following table presents summary financial results and other data as of the dates and for the periods indicated:
Summary Financial Results

	3 months ended 31 March 2025	3 months ended 31 March 2024
	$m	$m	Change
– Net commission income	250.7	218.9	15%
– Net trading Income	159.1	106.2	50%
– Net interest income	53.4	35.6	50%
– Net physical commodities income	4.1	5.1	(20)%
Revenue	467.3	365.8	28%

Compensation and benefits	(291.7)	(229.9)	27%
Depreciation and amortisation	(7.9)	(7.8)	1%
Other expenses	(73.8)	(69.6)	6%
Provision for credit losses	—	0.3	n.m.[2]
Bargain purchase gain on acquisitions	3.4	—	n.m.[2]
Other income	0.7	0.1	600%
Profit Before Tax	98.0	58.9	66%
Tax	(25.5)	(15.3)	67%
Profit After Tax	72.5	43.6	66%

Reconciliation to Adjusted Profit Before Tax[1]:

Profit Before Tax	98.0	58.9	66%
Bargain purchase gain	(3.4)	—	n.m.[2]
Acquisition related costs	—	0.2	n.m.[2]
Amortisation of acquired brands and customer lists	1.3	0.8	63%
Activities relating to shareholders	—	2.4	n.m.[2]
Owner fees	0.4	1.7	(76)%
IPO preparation and public offering of ordinary shares	—	3.7	n.m.[2]
Adjusting items	(1.7)	8.8	(119)%
Adjusted Profit Before Tax[1]	96.3	67.7	42%
1.These are non-IFRS financial measures. See Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for additional information and for a reconciliation of each such non-IFRS measure to its most directly comparable IFRS measure.
2.    n.m. = not meaningful to present as a percentage.

Financial Review (continued)

Summary Financial Results (continued)

Costs and Group Headcount
The Board and Senior Management also monitor costs split between Front Office Costs and Control and Support Costs to better understand the Group's performance. The table below provides the Group's management view of costs:

	3 months ended 31 March 2025	3 months ended 31 March 2024
	$m	$m	Change
Front office costs[1]	(258.4)	(210.1)	23%
Control and support costs[1]	(106.8)	(80.6)	33%
Total	(365.2)	(290.7)	26%
1) Management review Front Office Costs and Control and Support Costs when assessing Adjusted Profit Before Tax performance. These costs are included within compensation and benefits, other expenses and depreciation and amortisation in the Statutory Income Statement provided above.

The following table provides a breakdown of Front Office and Control and Support Headcount

Full Time Equivalent (‘FTE’) headcount[1]	31 March 2025	31 March 2024		31 March 2025	31 March 2024
	Average	Average	Change	End of Period	End of Period	Change
Front office	1,284	1,236	4%	1,288	1,250	3%
Control and support	1,183	1,015	17%	1,215	1,030	18%
Total	2,467	2,251	10%	2,503	2,280	10%
1) For analysis purposes, average headcount is used in the performance commentary outlined below.

Performance for the three months ended 31 March 2025
Revenue grew by 28% to $467.3m (Q1 2024: $365.8m) with strong growth across all business segments, as we continue to diversify our platform and drive greater earnings resilience. This growth was driven by robust client activity and positive market conditions.
Net commission income increased by 15% to $250.7m (Q1 2024: $218.9m). The growth was driven by Agency and Execution, which grew 22% to $182.9m (Q1 2024: $150.5m) reflecting a strong performance in Securities and Energy, supported by record transaction volumes.
Net trading income increased by 50% to $159.1m (Q1 2024: $106.2m). The growth was driven by a $40.8m increase in Agency and Execution to $49.9m (Q1 2024: $9.1m), mainly due to Rates, FX and Equities. The most significant contribution came from the continued build-out of our Prime Services capabilities, which grew by $33.4m, including growth in our securities based swaps offering. In addition, Net trading income in our Market Making segment increased by $10.7m to $54.9m (Q1 2024: $44.2m) driven by growth in all asset classes.
Net interest income increased by 50% to $53.4m (Q1 2024: $35.6m) reflecting $5.8bn growth in average balances to $17.1bn, which more than offset lower average Fed Funds rates compared to Q1 2024.
Front office costs increased by 23% to $258.4m (Q1 2024: $210.1m), predominantly reflecting higher compensation costs on strong revenue performance across the Group. Front office headcount growth reflected restructuring activity in Agency and Execution and reallocation of FTE from front office to control and support in Q2 2024. Excluding these, average front office FTE headcount grew by 11% year on year.
Control and support costs increased by 33% to $106.8m (Q1 2024: $80.6m). This was primarily driven by investment in technology to support automation and business growth, as well as investments in our finance, risk, and compliance functions to support our controlled growth and development as a public company. This also included specific investments relating to acquisitions and our compliance with Sarbanes-Oxley.
Reported Profit Before Tax increased by 66% to $98.0m (Q1 2024: $58.9m), driven by strong revenue growth and improved operating margins.
Adjusting items reduced by $10.5m to $(1.7)m (Q1 2024: $ 8.8m). These costs are primarily related to corporate activities and are recognised within our Corporate segment. Adjusting items reduced mainly due to IPO-related costs and owner fees in Q1 2024, as well as a bargain purchase gain on an acquisition in Q1 2025.
As a result of the revenue and cost trends noted above, Adjusted Profit Before Tax1 increased by 42% to $96.3m (Q1 2024: $67.7m) and Adjusted Profit Before Tax Margin1 improved to 21% (Q1 2024: 19%), while Profit After Tax Margin increased to 16% (Q1 2024: 12%).

1.These are non-IFRS financial measures. See Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for additional information and for a reconciliation of each such non-IFRS measure to its most directly comparable IFRS measure.

Financial Review (continued)

Summary Financial Results (continued)

	3 months ended 31 March 2025	3 months ended 31 March 2024	Change
Average Fed Funds rate	4.3%	5.3%	(100)bps
Average balances ($bn)[1]	17.1	11.3	5.8
Interest income ($m)	178.9	147.3	31.6
Interest paid out ($m)	(59.6)	(60.9)	1.3
Interest on balances ($m)	119.3	86.4	32.9
Net yield on balances	2.8%	3.1%	(30)bps
Average notional debt securities ($bn)	(4.1)	(2.5)	(1.6)
Yield on debt securities %	6.6%	8.1%	(150)bps
Interest expense ($m)	(65.9)	(50.8)	(15.1)
Net Interest Income ($m)	53.4	35.6	17.8
1.Average balances are calculated using an average of the daily holdings in exchanges, banks and other investments over the period. Previously, average balances were calculated as the average month end amount of segregated and non-segregated client balances that generated interest income over a given period.

Financial Review (continued)
Segmental performance

Clearing
Marex provides clearing services across the range of energy, commodity and financial markets. We face the exchange on behalf of our clients providing access to 60 exchanges globally.
Performance for the three months ended 31 March 2025
Clearing performed well with revenue increasing 18% to $119.2m (Q1 2024: $100.7m). This was driven by net interest income which rose by $18.2m to $48.4m (Q1 2024: $30.2m) reflecting higher average balances as we continued to add new clients, more than offsetting lower average Fed Funds rates compared to Q1 2024. Net commission income reduced by 2%, $1.7m, as positive performance in energy and metals was offset by lower levels of activity in agriculture, which benefited from higher volatility in Q1 2024 relative to Q1 2025.
Adjusted Profit Before Tax1 increased by 14% to $56.6m (Q1 2024: $49.8m). Adjusted Profit Before Tax Margin1 decreased by 200 bps to 47% (Q1 2024: 49%).

	3 months ended 31 March 2025	3 months ended 31 March 2024
	$m	$m	Change
Net commission income	67.8	69.5	(2%)
Net interest income	48.4	30.2	60%
Net trading income	3.0	1.0	200%
Revenue	119.2	100.7	18%
Front office costs	(42.2)	(33.5)	26%
Control and support costs	(20.3)	(17.3)	17%
Depreciation and amortisation	(0.1)	(0.1)	—%

Adjusted Profit Before Tax ($m)[1]	56.6	49.8	14%
Adjusted Profit Before Tax Margin[1]	47%	49%	(200)bps

Front office headcount (No.)[2]	273	266	3%

	12 months ended 31 March 2025	12 months ended 31 March 2024	Change
Contracts cleared (m)	1,161	913	27%
Market volumes (m)[3]	11,891	10,194	17%
1.These are non-IFRS financial measures. See Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for additional information and for a reconciliation of each such non-IFRS measure to its most directly comparable IFRS measure.
2.    The headcount is the average for the period. Management have re-assessed headcount for Clearing and Market Making and re-allocated for Q1 25 and Q1 24.

3. On a twelve month rolling basis.

Financial Review (continued)

Agency and Execution
Agency and Execution provides essential liquidity and execution services to our clients primarily in the energy and financial securities markets.
Our energy division provides essential liquidity to clients by connecting buyers and sellers in the OTC energy markets to facilitate price discovery. We have leading positions in many of the markets we operate in, including key gas and power markets in Europe; environmental, petrochemical and crude markets in North America; and fuel oil, LPG (liquefied petroleum gas) and middle distillates globally. We achieve this through the breadth and depth of the service we offer to customers, including market intelligence for each product we transact in, based on the extensive knowledge and experience of our teams.
Our presence in the financial markets is growing as we integrate and optimise recent acquisitions, enabling Marex to diversify its asset class coverage away from traditional commodity markets. We are starting to see a maturation of our offering across all asset classes, contributing to enhanced revenue growth and margin expansion for the overall business.
Performance for the three months ended 31 March 2025
Revenue increased by 42% to $239.5m (Q1 2024: $168.1m). Securities revenues, increased by $56.1m to $151.0m (Q1 2024: $94.9m) driven by growth in all asset classes from a significant increase in transaction volumes. The most significant contribution came from the continued build out of our Prime Services offering, including growth in securities based swaps. This was supplemented further by strong growth in our Energy business where revenues increased by $15.0m to $88.2m (Q1 2024: $73.2m), reflecting a combination of record volumes, good demand for our environmentals offering and the benefit of our bolt-on acquisitions.
Adjusted Profit Before Tax1 increased by 152% to $56.7m (Q1 2024: $22.5m) while Adjusted Profit Before Tax Margin1 increased to 24% (Q1 2024: 13%) The margin improvement was driven by the benefit from restructuring in the business, as well as growth in higher margin activity, particularly Prime Services.

	3 months ended 31 March 2025	3 months ended 31 March 2024
	$m	$m	Change
Securities	151.0	94.9	59%
Energy	88.2	73.2	20%
Other revenue	0.3	—	n.m.[3]
Revenue	239.5	168.1	42%
Front office costs	(161.7)	(131.0)	23%
Control and support costs	(21.0)	(14.1)	49%
Provision for credit losses	—	(0.3)	n.m.[3]
Depreciation and amortisation	(0.1)	(0.2)	(50)%

Adjusted Profit Before Tax ($m)[1]	56.7	22.5	152%
Adjusted Profit Before Tax Margin[1]	24%	13%	1,100 bps

Front office headcount (No.)[2]	670	679	(1)%

	12 months ended 31 March 2025	12 months ended 31 March 2024	Change
Marex volumes: Energy (m)[4]	60	51	18%
Marex volumes: Securities (m)[4]	302	249	21%
Market volumes: Energy (m)[4]	1,816	1,477	23%
Market volumes: Securities (m)[4]	11,330	9,872	15%

1.These are non-IFRS financial measures. See Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for additional information and for a reconciliation of each such non-IFRS measure to its most directly comparable IFRS measure.
2.    The headcount is the average for the period.

3.    n.m. = not meaningful to present as a percentage.
4. On a rolling twelve month basis

Financial Review (continued)

Market Making

Our Market Making business provides direct liquidity to our clients across a variety of products, primarily in the energy, metals and agriculture markets. This ability to make prices and trade as principal in a wide variety of energy, environmentals and commodity markets differentiates us from many of our competitors.
Performance for the three months ended 31 March 2025
Revenue increased by 27% to $52.9m (Q1 2024: $41.8m). This was driven by growth in all asset classes, in particular Securities revenues which increased by $7.2m primarily from growth in stock lending, which complements our Prime Services offering within Agency and Execution. Metals revenues growth was more muted, at 6%, due to the uncertainty arising from the potential implementation of global tariffs on base metals.
Adjusted Profit Before Tax1 increased by 58% to $16.8m (Q1 2024: $10.6m), while Adjusted Profit Before Tax Margin1 increased to 32% (Q1 2024: 25%).

	3 months ended 31 March 2025	3 months ended 31 March 2024
	$m	$m	Change
Metals	22.7	21.4	6%
Agriculture	7.2	5.6	29%
Energy	8.6	7.6	13%
Securities	14.4	7.2	100%
Revenue	52.9	41.8	27%
Front office costs	(28.9)	(22.9)	26%
Control and support costs	(7.1)	(8.2)	(13)%
Depreciation and amortisation	(0.1)	(0.1)	0%

Adjusted Profit Before Tax ($m)[1]	16.8	10.6	58%
Adjusted Profit Before Tax Margin[1]	32%	25%	700 bps

Front office headcount (No.)[2]	144	125	15%

1.    These are non-IFRS financial measures. See Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for additional information and for a reconciliation of each such non-IFRS measure to its most directly comparable IFRS measure.
2.    The headcount is the average for the period. Management have re-assessed headcount for Clearing and Market Making and re-allocated for Q1 25 and Q1 24.

Financial Review (continued)

Hedging and Investment Solutions
Our Hedging and Investment Solutions business provides high quality bespoke hedging and investment solutions to our clients.
Tailored commodity hedging solutions enable corporates to hedge their exposure to movements in energy and commodity prices, as well as currencies and interest rates, across a variety of different time horizons.
Our financial products offering allows investors to gain exposure to a particular market or asset class, for example equity indices, in a cost-effective manner through a structured product.
Performance for the three months ended 31 March 2025
Revenue grew by 9% to $45.0m (Q1 2024: $41.3m) driven by continued strong client demand and as we expanded the sales team which led to the onboarding of new clients. Financial products increased 41% to $30.7m (Q1 2024: $21.8m) as structured notes balances grew 49%. Hedging solutions decreased by 27% to $14.3m (Q1 2024: $19.5m) reflecting higher volatility in agriculture in Q1 2024 relative to Q1 2025.
Adjusted Profit Before Tax1 decreased by 7% to $11.1m (Q1 2024: $11.9m), while Adjusted Profit Before Tax Margin1 decreased to 25% (Q1 2024: 29%), reflecting investment in our sales team and as a result of ongoing investment in our technology and platform to support future growth.

	3 months ended 31 March 2025	3 months ended 31 March 2024
	$m	$m	Change
Hedging solutions	14.3	19.5	(27)%
Financial products	30.7	21.8	41%
Revenue	45.0	41.3	9%
Front office costs	(25.6)	(22.7)	13%
Control and support costs	(8.1)	(6.6)	23%
Depreciation and amortisation	(0.2)	(0.1)	100%

Adjusted Profit Before Tax ($m)[1]	11.1	11.9	(7)%
Adjusted Profit Before Tax Margin[1]	25%	29%	(400 bps)

Front office headcount (No.)[2]	197	166	19%
Structured notes balance ($m)[3]	3,123.3	2,095.6	49%
1.These are non-IFRS financial measures. See Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for additional information and for a reconciliation of each such non-IFRS measure to its most directly comparable IFRS measure.
2.    The headcount is the average for the period.
3.    The Structured Notes portfolio consisted of 5,099 notes with an average maturity of 16 months and a total value of $3,123.3m (2024: 2,999 notes with an average maturity of 15 months and a total value of $2,095.6m).

Financial Review (continued)

Corporate
The Corporate segment includes the Group's control and support functions. Corporate manages the resources of the Group, makes investment decisions and provides operational support to the business segments. Corporate Net Interest Income is derived through earning interest on house cash balances placed at banks and exchanges.
Revenue decreased by $3.2m to $10.7m (Q1 2024: $13.9m) driven by lower investment returns on House cash balances from a reduction in the average Fed Funds rate.

	3 months ended 31 March 2025	3 months ended 31 March 2024
	$m	$m	Change
Revenue	10.7	13.9	(23%)
Control and support costs[3]	(50.3)	(34.4)	46%
(Provision)/recovery for credit losses	—	0.6	(100%)
Depreciation and amortisation	(6.0)	(7.3)	(18%)
Other income	0.7	0.1	600%

Adjusted Loss Before Tax ($m)[1]	(44.9)	(27.1)	66%

Control and support headcount (No.)[2]	1,183	1,015	17%
1.These are non-IFRS financial measures. See Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for additional information and for a reconciliation of each such non-IFRS measure to its most directly comparable IFRS measure.
2.The headcount is the average for the period.
3.Control and support costs are presented on an unallocated basis.

Summary Financial Position
The Group’s equity base increased during Q1 25 with total equity increasing by $69.3m, 7% to $1,046.2m as a result of strong profitability during the quarter.
Total assets and total liabilities have been steady during the first quarter. Our balance sheet continues to consist of high-quality liquid assets which underpin client activity on our platform. Total assets increased slightly from $24.3bn as at 31 December 2024 to $24.4bn as at 31 March 2025 with growth in Securities balances broadly offset by a reduction in Trade Receivables.
Total liabilities remained steady at $23.3bn; an increase of $0.5bn due to issuance of Debt Securities was offset by a $0.5bn reduction in Trade Payables.

	31 March 2025	31 December 2024
	$m	$m	Change
Cash & Liquid Assets[1]	6,200.4	6,213.0	—%
Trade Receivables	7,225.2	7,553.2	(4%)
Reverse Repo Agreements	2,499.4	2,490.4	—%
Securities[2]	6,749.0	6,459.7	4%
Derivative Instruments	1,132.4	1,163.5	(3%)
Other Assets[3]	268.6	199.7	35%
Goodwill and Intangibles	279.5	233.0	20%
Total Assets	24,354.5	24,312.5	—%
Trade Payables	9,204.0	9,740.4	(6%)
Repurchase Agreements	2,386.0	2,305.8	3%
Securities[4]	6,450.3	6,656.7	(3%)
Debt Securities	4,072.6	3,604.5	13%
Derivative Instruments	798.4	751.7	6%
Other Liabilities[5]	397.0	276.5	44%
Total Liabilities	23,308.3	23,335.6	—%
Total Equity	1,046.2	976.9	7%
1.Cash & Liquid Assets are cash and cash equivalents, treasury instruments pledged as collateral, treasury instruments unpledged and fixed income securities.
2.Securities assets are equity instruments and stock borrowing.
3.Other Assets are inventory, corporate income tax receivable, deferred tax, investments, right-of-use assets, and property plant and equipment.
4.Securities liabilities are stock lending and short securities.
5.Other Liabilities are short term borrowings, deferred tax liability, lease liability, provisions and corporation tax.

Financial Review (continued)
Liquidity

	31 March	31 December
	2025	2024
	$m	$m
Total available liquid resources	2,682.4	2,439.8
Liquidity headroom	1,217.4	1,060.0

A prudent approach to capital and liquidity and commitment to maintaining an investment grade credit rating are core principles which underpin the successful delivery of our growth strategy. As at 31 March 2025, the Group held $2,682.4m of total available liquid resources, including the undrawn portion of the RCF (2024: $2,439.8m).
Group liquidity resources consist of cash and high-quality liquid assets that can be quickly converted to meet immediate and short-term obligations. The resources include non-segregated cash, short-term money market funds and unencumbered securities guaranteed by the U.S. Government. The Group also includes any undrawn portion of its committed revolving credit facility (‘RCF’) in its total available liquid resources. The unsecured revolving credit facility of $150m remains undrawn as at 31 March 2025 (31 December 2024: $150m, undrawn). Facilities held by operating subsidiaries, and which are only available to that relevant subsidiary, have been excluded from these figures as they are not available to the entire Group.
Liquidity headroom is based on the Group’s Liquid Asset Threshold Requirement, which is prepared according to the principles of the UK Investment Firms Prudential Regime (IFPR). The requirement includes a liquidity stress impact calculated from a combination of systemic and idiosyncratic risk factors.

Regulatory capital
The Group is subject to consolidated supervision by the UK Financial Conduct Authority and has regulated subsidiaries in jurisdictions both inside and outside of the UK.
The Group is regulated as a MIFIDPRU investment firm under IFPR. The minimum capital requirement as at 31 March 2025 was determined by the Own Funds Threshold Requirement (‘OFTR’) set via an assessment of the Group’s capital adequacy and risk assessment conducted annually.
The Group and its subsidiaries are in compliance with their regulatory requirements and are appropriately capitalised relative to the minimum requirements as set by the relevant competent authority. The Group maintained a capital surplus over its regulatory requirements at all times.
The Group manages its capital structure in order to comply with regulatory requirements, ensuring its capital base is more than adequate to cover the risks inherent in the business and to maximise shareholder value through the strategic deployment of capital to support the Group’s growth and strategic development. The Group performs business model assessment, business and capital forecasting, stress testing and recovery planning at least annually. The following table summarises the Group’s capital position as at 31 March 2025 and 31 December 2024:

	31 March 2025	31 December 2024
	$m	$m
Core equity Tier 1 Capital[1]	652.5	623.9
Additional Tier 1 Capital (net of issuance costs)	97.6	97.6
Tier 2 Capital	1.4	1.6
Total Capital resources	751.5	723.1

Own Funds Threshold Requirement[2]	308.8	308.8
Total Capital ratio[3]	243%	234%
1.    Total Capital Resources include unaudited results for the financial period.
2.    Own Funds Requirement presented as Own Funds Threshold Requirement based on the latest ICARA process.
3.    The Group’s Total Capital Resources as a percentage of Own Funds Requirement.

At 31 March 2025, the Group had a Total Capital Ratio of 243% (31 December 2024: 234%), representing significant capital headroom to minimum requirements. The increase in the Total Capital Ratio resulted from an increase in total capital resources due to profit (unaudited) in 2025.

Financial Review (continued)
Dividend
The Board of Directors approved an interim dividend of $0.15 per share, expected to be paid on 10 June 2025 to shareholders on record as at close of business on 27 May 2025.
Forward Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including expected financial results and dividend payments. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.
These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation: subdued commodity market activity or pricing levels; the effects of geopolitical events, terrorism and wars, such as the effect of Russia’s military action in Ukraine or the ongoing conflict in the Middle East, on market volatility, global macroeconomic conditions and commodity prices; changes in interest rate levels; the risk of our clients and their related financial institutions defaulting on their obligations to us; regulatory, reputational and financial risks as a result of our international operations; software or systems failure, loss or disruption of data or data security failures; an inability to adequately hedge our positions and limitations on our ability to modify contracts and the contractual protections that may be available to us in OTC derivatives transactions; market volatility, reputational risk and regulatory uncertainty related to commodity markets, equities, fixed income, foreign exchange; the impact of climate change and the transition to a lower carbon economy on supply chains and the size of the market for certain of our energy products; the impact of changes in judgments, estimates and assumptions made by management in the application of our accounting policies on our reported financial condition and results of operations; lack of sufficient financial liquidity; if we fail to comply with applicable law and regulation, we may be subject to enforcement or other action, forced to cease providing certain services or obliged to change the scope or nature of our operations; significant costs, including adverse impacts on our business, financial condition and results of operations, and expenses associated with compliance with relevant regulations; and if we fail to remediate the material weaknesses we identified in our internal control over financial reporting or prevent material weaknesses in the future, the accuracy and timing of our financial statements may be impacted, which could result in material misstatements in our financial statements or failure to meet our reporting obligations and subject us to potential delisting, regulatory investments or civil or criminal sanctions, and other risks discussed under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended 31 December 2024 filed with the Securities and Exchange Commission (the “SEC”) as updated by our other reports filed with the SEC.
The forward-looking statements made in this press release relate only to events or information as of the date on which the statements are made in this press release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this press release, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

Appendix 1
Non-IFRS Financial Measures and Key Performance Indicators
This press release contains non-IFRS financial measures, including Adjusted Profit Before Tax, Adjusted Profit Before Tax Margin, Adjusted Basic Earnings per Share, Adjusted Diluted Earnings per Share, Adjusted Profit After Tax Attributable to Common Equity and Adjusted Return on Equity. These non-IFRS financial measures are presented for supplemental informational purposes only and should not be considered a substitute for profit after tax, profit margin, return on equity or any other financial information presented in accordance with IFRS and may be different from similarly titled non-IFRS financial measures used by other companies. The Group changed the labelling of its non-IFRS measures during 2024 to better align to the equivalent IFRS reported metric and enhance transparency and comparability.

Adjusted Profit Before Tax (formerly labelled Adjusted Operating Profit)
We define Adjusted Profit Before Tax as profit after tax adjusted for (i) tax, (ii) goodwill impairment charges, (iii) acquisition costs, (iv) bargain purchase gain, (v) owner fees, (vi) amortisation of acquired brands and customer lists, (vii) activities in relation to shareholders, (viii) employer tax on the vesting of Growth Shares, (ix) IPO preparation costs, (x) fair value of the cash settlement option on the Growth Shares and (xi) public offering of ordinary shares. Items (i) to (xi) are referred to as “Adjusting Items.” Adjusted Profit Before Tax is the primary measure used by our management to evaluate and understand our underlying operations and business trends, forecast future results and determine future capital investment allocations. Adjusted Profit Before Tax is the measure used by our executive board to assess the financial performance of our business in relation to our trading performance. The most directly comparable IFRS Accounting Standards measure is profit after tax. We believe Adjusted Profit Before Tax is a useful measure as it allows management to monitor our ongoing core operations and provides useful information to investors and analysts regarding the net results of the business. The core operations represent the primary trading operations of the business.
Adjusted Profit Before Tax Margin (formerly labelled Adjusted Operating Profit Margin)
We define Adjusted Profit Before Tax Margin as Adjusted Profit Before Tax (as defined above) divided by revenue. We believe that Adjusted Profit Before Tax Margin is a useful measure as it allows management to assess the profitability of our business in relation to revenue. The most directly comparable IFRS Accounting Standards measure is profit margin, which is Profit after Tax divided by revenue.

Adjusted Profit After Tax Attributable to Common Equity (formerly labelled Adjusted Operating Profit after Tax Attributable to Common Equity)
We define Adjusted Profit After Tax Attributable to Common Equity as profit after tax adjusted for the items outlined in the Adjusted Profit Before Tax paragraph above. Additionally, Adjusted Profit After Tax Attributable to Common Equity is also adjusted for (i) tax and the tax effect of the Adjusting Items to calculate Adjusted Profit Before Tax and (ii) profit attributable to Additional Tier 1 (“AT1”) note holders, net of tax, which is the coupons on the AT1 issuance and accounted for as dividends, adjusted for the tax benefit of the coupons. We define Common Equity as being the equity belonging to the holders of the Group’s share capital. We believe Adjusted Profit After Tax Attributable to Common Equity is a useful measure as it allows management to assess the profitability of the equity belonging to the holders of the Group’s share capital. The most directly comparable IFRS Accounting Standards measure is profit after tax.

Adjusted Return on Equity (formerly labelled Return on Adjusted Operating Profit after Tax Attributable to Common Equity)
We define the Adjusted Return on Equity as the Adjusted Profit After Tax Attributable to Common Equity (as defined above) divided by the average Common Equity for the period. Common Equity is defined as being the equity belonging to the holders of the Group’s share capital. Common Equity is calculated as the average balance of total equity minus additional Tier 1 capital. For the period ended 31 March 2025 and 2024, Common Equity is calculated as the average balance of total equity minus additional Tier 1 capital as at 31 December of the prior year and 31 March of the current year. For the three months ended 31 March 2025 and 2024, Adjusted Return on Equity is calculated for comparison purposes on an annualised basis as Adjusted Profit After Tax Attributable to Common Equity for the period multiplied by four and then divided by average Common Equity for the period. It is presented on an annualised basis for comparison purposes.
We believe Adjusted Return on Equity is a useful measure as it allows management to assess the return on the equity belonging to the holders of the Group’s share capital. The most directly comparable IFRS Accounting Standards measure for Adjusted Return on Equity is Return on Equity, which is calculated as profit after tax for the period divided by average equity. Average Equity for the period ended 31 March 2025 and 2024 is calculated as the average of total equity at 31 December of the prior year and 31 March of the current year. For the three months ended 31 March 2025 and 2024, Return on Equity is calculated for comparison purposes on an annualised basis as Profit After Tax for the period multiplied by four and then divided by Average Equity for the period. It is presented on an annualised basis for comparison purposes.

Appendix 1 (continued)
Non-IFRS Financial Measures and Key Performance Indicators (continued)
Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share
Adjusted Basic Earnings per Share is defined as the Adjusted Profit After Tax Attributable to Common Equity (as defined above) for the period divided by weighted average number of ordinary shares for the period. We believe Adjusted Basic Earnings per Share is a useful measure as it allows management to assess the profitability of our business per share. The most directly comparable IFRS Accounting Standards metric is basic earnings per share. This metric has been designed to highlight the Adjusted Profit After Tax Attributable to Common Equity over the available share capital of the Group. Adjusted Diluted Earnings per Share is defined as the Adjusted Profit After Tax Attributable to Common Equity for the period divided by the diluted weighted average shares for the period. We believe Adjusted Diluted Earnings per Share is a useful measure as it allows management to assess the profitability of our business per share on a diluted basis. Dilution is calculated in the same way as it has been for diluted earnings per share. The most directly comparable IFRS Accounting Standards metric is diluted earnings per share.
We believe that these non-IFRS financial measures provide useful information to both management and investors by excluding certain items that management believes are not indicative of our ongoing operations. Our management uses these non-IFRS financial measures to evaluate our business strategies and to facilitate operating performance comparisons from period to period. We believe that these non-IFRS financial measures provide useful information to investors because they improve the comparability of our financial results between periods and provide for greater transparency of key measures used to evaluate our performance. In addition these non-IFRS financial measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present related performance measures when reporting their results.
These non-IFRS financial measures are used by different companies for differing purposes and are often calculated in different ways that reflect the circumstances of those companies. In addition, certain judgments and estimates are inherent in our process to calculate such non-IFRS financial measures. You should exercise caution in comparing these non-IFRS financial measures as reported by other companies.
These non-IFRS financial measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under IFRS Accounting Standards. Some of these limitations are:
–they do not reflect costs incurred in relation to the acquisitions that we have undertaken;
–they do not reflect impairment of goodwill;
–other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures; and
–the adjustments made in calculating these non-IFRS financial measures are those that management considers to be not representative of our core operations and, therefore, are subjective in nature.
Accordingly, prospective investors should not place undue reliance on these non-IFRS financial measures.
We also use key performance indicators (“KPIs”) such as Average Balances, Trades Executed, and Contracts Cleared to assess the performance of our business and believe that these KPIs provide useful information to both management and investors by showing the growth of our business across the periods presented.
Our management uses these KPIs to evaluate our business strategies and to facilitate operating performance comparisons from period to period. We define certain terms used in this release as follows:
“FTE” means the number of our full-time equivalents as of the end of a given period, which includes permanent employees and contractors.
“Average FTE” means the average number of our full-time equivalents over the period, including permanent employees and contractors.
“Average Balances” means the average of the daily holdings in exchanges, banks and other investments over the period. Previously, average balances were calculated as the average month end amount of segregated and non-segregated client balances that generated interest income over a given period.
“Trades Executed” means the total number of trades executed on our platform in a given year.
“Total Capital Ratio” means our total capital resources in a given period divided by the capital requirement for such period under the IFPR.
“Contracts Cleared” means the total number of contracts cleared in a given period.
"Market Volumes" are calculated as follows:
–All volumes traded on Marex key exchanges (CBOT, CME, Eurex, Euronext, ICE, LME, NYMEX COMEX, SGX)
–Energy volumes on CBOT, Eurex, ICE, NYMEX, SGX
–Financial securities (corporate bonds, equities, FX, repo, volatility) on CBOE, CBOT, CME, Eurex, Euronext, ICE, SGX
–Metals, agriculture and energy volumes on CBOT, CME, Eurex, Euronext, ICE, LME, NYMEX COMEX, SGX

Appendix 1 (continued)
Reconciliation of Non-IFRS Financial Measures and Key Performance Indicators:

	3 months ended 31 March 2025	3 months ended 31 March 2024

	$m	$m
Profit After Tax	72.5	43.6
Taxation charge	25.5	15.3
Profit Before Tax	98.0	58.9
Goodwill impairment charge[1]	—	—
Bargain purchase gain (provisional accounting)[2]	(3.4)	—
Acquisition costs[3]	—	0.2
Amortisation of acquired brands and customer lists[4]	1.3	0.8
Activities relating to shareholders[5]	—	2.4
Employer tax on vesting of the growth shares[6]	—	—
Owner fees[7]	0.4	1.7
IPO preparation costs[8]	—	3.7
Fair value of the cash settlement option on the growth shares[9]	—	—
Public offering of ordinary shares[10]	—	—
Adjusted Profit Before Tax	96.3	67.7
Tax and the tax effect on the Adjusting Items[11]	(24.8)	(15.5)
Profit attributable to AT1 note holders[12]	(3.3)	(3.3)
Adjusted Profit After Tax Attributable to Common Equity	68.2	48.9

Profit after Tax Margin	16%	12%
Adjusted Profit Before Tax Margin[13]	21%	19%

Basic Earnings per Share ($)	0.98	0.60
Diluted Earnings per Share ($)	0.92	0.56

Adjusted Basic Earnings per Share ($)[14]	0.97	0.74
Adjusted Diluted Earnings per Share ($)[14]	0.91	0.69

Weighted average number of shares[14]	70,541,771	65,683,374
Period end number of shares[14]	71,231,706	68,375,690

Common Equity[15]	913.7	676.0
Return on Equity	29%	23%
Adjusted Return on Equity (%)	30%	29%
1.No goodwill impairment has been booked for either period.
2. A bargain purchase gain was recognised as a result of the Group's acquisition of Darton Group Limited (“Darton”) . Provisional accounting under IFRS 3 has been applied as at Q1 '25.
3. Acquisition costs are costs, such as legal fees incurred in relation to the business acquisitions of Cowen's prime services and Outsourced Trading business.
4. This represents the amortisation charge for the period of acquired brands and customers lists.
5. Activities in relation to shareholders primarily consist of dividend-like contributions made to participants within certain of our share-based payments schemes.
6. Employer tax on vesting of the growth shares represents the Group's tax charge arising from the vesting of the growth shares.
7. Owner fees relate to management services fees paid to parties associated with the ultimate controlling party based on a percentage of our EBITDA in each year, presented in the income statement within other expenses. This agreement ended once the Group became listed, however as the calculation in based on audited full year EBITDA, the payment in Q1 25 represents the final adjustments to the fees owed.
8. IPO preparation costs related to consulting, legal and audit fees, presented in the income statement within other expenses.
9. Fair value of the cash settlement option on the growth shares represents the fair value liability of the growth shares at $2.3m. Subsequent to the initial public offering when the holders of the growth shares elected to settle the awards in ordinary shares, the liability was derecognised.
10. Costs relating to the public offerings of ordinary shares by certain selling shareholders.
11. Tax and the tax effect on the Adjusting Items represents the tax for the period and the tax effect of the other Adjusting Items removed from Profit After Tax to calculate Adjusted Profit Before Tax. The tax effect of the other Adjusting Items was calculated at the Group’s effective tax rate for the respective period.
12. Profit attributable to AT1 note holders are the coupons on the AT1 issuance, which are accounted for as dividends.
13. Adjusted Profit Before Tax Margin is calculated by dividing Adjusted Profit Before Tax (as defined above) by revenue for the period.
14. The weighted average numbers of diluted shares used in the calculation for the three months ended 31 March 2025 and 2024 were 74,934,788 and 70,383,309 respectively. Weighted average number of shares have been restated as applicable for the Group's reverse share split. As at 31 March 2025, the dilution impact was 4,393,017 shares (31 March 2024: 4,699,934 shares).
15.Common Equity is calculated as the average balance of total equity minus additional Tier 1 capital. For the three months ended 31 March 2025 and 2024, Adjusted Return on Equity is calculated as the average balance of total equity minus additional Tier 1 capital, as at 31 December of the prior year and 31 March of the current year.

Appendix 2 - Supplementary Financial Information

Revenue
The following tables present the Group's segmental revenue for the periods indicated:

3 months ended 31 March 2025	Clearing	Agency and Execution	Market Making	Hedging and Investment Solutions	Corporate	Total
	$m	$m	$m	$m	$m	$m

Net commission income	67.8	182.9	—	—	—	250.7
Net trading income	3.0	49.9	54.9	51.3	—	159.1
Net interest income/(expense)	48.4	5.6	(5.0)	(6.3)	10.7	53.4
Net physical commodities income	—	1.1	3.0	—	—	4.1
Revenue	119.2	239.5	52.9	45.0	10.7	467.3

3 months ended 31 March 2024	Clearing	Agency and Execution	Market Making	Hedging and Investment Solutions	Corporate	Total
	$m	$m	$m	$m	$m	$m

Net commission income/(expense)	69.5	150.5	(1.1)	—	—	218.9
Net trading income	1.0	9.1	44.2	51.9	—	106.2
Net interest income/(expense)	30.2	8.0	(5.9)	(10.6)	13.9	35.6
Net physical commodities income	—	0.5	4.6	—	—	5.1
Revenue	100.7	168.1	41.8	41.3	13.9	365.8

Consolidated Income Statement
For the Three Months Ended 31 March 2025

	31 March 2025	31 March 2024
	$m	$m
Commission and fee income	503.7	400.6
Commission and fee expense	(253.0)	(181.7)
Net commission income	250.7	218.9
Net trading income	159.1	106.2
Interest income	198.8	163.2
Interest expense	(145.4)	(127.6)
Net interest income	53.4	35.6
Net physical commodities income	4.1	5.1
Revenue	467.3	365.8

Expenses:
Compensation and benefits	(291.7)	(229.9)
Depreciation and amortisation	(7.9)	(7.8)
Other expenses	(73.8)	(69.6)
Provision for credit losses	—	0.3
Bargain purchase gain on acquisition	3.4	—
Other income	0.7	0.1
Profit before tax	98.0	58.9
Tax	(25.5)	(15.3)
Profit after tax	72.5	43.6

Consolidated Statement of Financial Position
As at 31 March 2025

	31 March	31 December
	2025	2024
	$m	$m
Assets
Non-current assets
Goodwill	225.0	176.5
Intangible assets	54.5	56.5
Property, plant and equipment	22.8	20.8
Right-of-use asset	64.0	59.9
Investments	25.7	24.0
Deferred tax	29.5	46.7
Treasury instruments (unpledged)	3.8	53.5
Treasury instruments (pledged as collateral)	153.9	46.1
Total non-current assets	579.2	484.0

Current assets
Corporate income tax receivable	22.5	12.5
Trade and other receivables	7,225.2	7,553.2
Inventory	104.1	35.8
Equity instruments (unpledged)	210.2	231.4
Equity instruments (pledged as collateral)	4,627.2	4,446.6
Derivative instruments	1,132.4	1,163.5
Stock borrowing	1,911.6	1,781.7
Treasury instruments (unpledged)	478.8	556.2
Treasury instruments (pledged as collateral)	2,827.5	2,912.9
Fixed income securities (unpledged)	129.7	87.7
Reverse repurchase agreements	2,499.4	2,490.4
Cash and cash equivalents	2,606.7	2,556.6
Total current assets	23,775.3	23,828.5
Total assets	24,354.5	24,312.5

Consolidated Statement of Financial Position (Continued)
As at 31 March 2025

	31 March	31 December
	2025	2024
	$m	$m
Liabilities
Current liabilities
Repurchase agreements	2,386.0	2,305.8
Trade and other payables	9,204.0	9,740.4
Stock lending	4,481.3	4,952.1
Short securities	1,969.0	1,704.6
Short-term borrowings	271.1	152.0
Lease liability	9.7	10.5
Derivative instruments	798.4	751.7
Corporation tax	39.0	41.9
Debt securities	2,609.9	2,119.6
Provisions	0.7	0.6
Total current liabilities	21,769.1	21,779.2
Non-current liabilities
Lease liability	73.4	67.0
Debt securities	1,462.7	1,484.9
Deferred tax liability	3.1	4.5
Total non-current liabilities	1,539.2	1,556.4
Total liabilities	23,308.3	23,335.6
Total net assets	1,046.2	976.9

Equity
Share capital	0.1	0.1
Share premium	220.0	202.6
Additional Tier 1 capital (AT1)	97.6	97.6
Retained earnings	775.3	722.4
Own shares	(48.9)	(23.2)
Other reserves	2.1	(22.6)
Total equity	1,046.2	976.9